Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Country of Incorporation or Organization
AngioCare Corporation	Delaware

ArthroCare Corporation Cayman Islands	Cayman Islands

ArthroCare Costa Rica SRL	Costa Rica

ArthroCare Deutschland GmbH	Germany

ArthroCare Europe AB	Sweden

ArthroCare France SRL	France

ArthroCare International, Inc.	Delaware

ArthroCare Italy SPA	Italy

ArthroCare Luxembourg, S.a.r.l.	Luxembourg

ArthroCare Medical Corporation	Nevada

ArthroCare U.K. LTD	United Kingdom

Atlantech Medizinishche Produkte Vertreibs AG	Austria

LySonix, Inc.	Nevada

MDA Capital, Inc.	Nevada

Medical Device Alliance Inc.	Nevada

Parallax Medical, Inc.	Delaware

OC Acquisition Sub, LLC	California

TiMax Surgical Pty, Ltd.	Australia